Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the Preliminary

Prospectus Supplement

dated August 7, 2013 to

the Prospectus dated

July 30, 2013

Registration Statement

No. 333-190259

Moody’s Corporation

Pricing Term Sheet

August 7, 2013

4.875% Senior Notes due 2024

Issuer:	Moody’s Corporation

Size:	$500,000,000

Maturity:	February 15, 2024

Coupon (Interest Rate):	4.875%

Price to Public:	99.431% of face amount

Yield to Maturity:	4.945%

Spread to Benchmark Treasury:	235 basis points

Benchmark Treasury:	1.750% due May 15, 2013

Benchmark Treasury Price and Yield:	92-24 / 2.595%

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2014

Record Dates:	February 1 and August 1

Make-whole Call:	Callable at any time prior to November 15, 2023 at the greater of par and the make-whole redemption price (Treasury plus 35 basis points)

Par Call:	On or after November 15, 2023

Trade Date:	August 7, 2013

Settlement:	T+3; August 12, 2013

CUSIP/ISIN:	615369 AC9 / US615369AC97

Rating:*	BBB+ by Standard & Poor’s Rating Services

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc.

Co-Managers:	Citigroup Global Markets Inc. Fifth Third Securities, Inc. Goldman, Sachs & Co. Lloyds Securities Inc. Mischler Financial Group, Inc.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Capital Markets Limited

U.S. Bancorp Investments, Inc.

TD Securities (USA) LLC

The Williams Capital Group, L.P.

Use of Proceeds:	Net proceeds (before expenses) from this offering will be approximately $493.9 million and are expected to be used for general corporate purposes, including working capital, capital expenditures, acquisitions of or investments in businesses or assets, redemption and repayment of short-term or long-term borrowings, and purchases of the issuer’s common stock under its ongoing stock repurchase program.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC (1-212-834-4533) or Merrill Lynch, Pierce, Fenner & Smith Incorporated (call 1-800-294-1322, or e-mail dg.prospectus_requests@baml.com).

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